Exhibit (h)(5)(d) Expense Limitation Agreement for the Forward Global Emerging Markets Fund

(Institutional Class shares) dated as of February 1, 2008

EXPENSE LIMITATION AGREEMENT

FOR

FORWARD GLOBAL EMERGING MARKETS FUND

(INSTITUTIONAL CLASS SHARES)

THIS AGREEMENT, dated as of February 1, 2008, is made and entered into by and between Forward Funds, a Delaware statutory trust (the “Trust”), on behalf of the Institutional Class shares of its series, Forward Global Emerging Markets Fund (the “Fund”), and Forward Management, LLC (the “Investment Advisor”).

WHEREAS, the Investment Advisor has been appointed the investment advisor of the Fund pursuant to an Investment Management Agreement dated May 1, 2005, between the Trust, on behalf of the Fund, and the Investment Advisor (the “Advisory Agreement”); and

WHEREAS, the Trust and the Investment Advisor desire to enter into the arrangements described herein relating to certain expenses of the Institutional Class shares of the Fund;

NOW, THEREFORE, the Trust and the Investment Advisor hereby agree as follows:

1. The Investment Advisor agrees, subject to Section 2 hereof, to reduce the fees payable to it under the Advisory Agreement (but not below zero) and to reimburse expenses to the Fund to the extent necessary to limit the operating expenses of the Institutional Class shares of the Fund (exclusive of brokerage costs, interest, taxes and dividend and extraordinary expenses) as follows:

For the period from the date of this Agreement until April 30, 2008, the Investment Advisor shall limit its fee or otherwise reimburse the Fund so that the operating expenses of the Institutional Class shares of the Fund shall be limited to an annual rate (as a percentage of the Fund’s average daily net assets) of 1.39%.

2. The Fund agrees to pay to the Investment Advisor the amount of fees that, but for Section 1 hereof, would have been payable by the Fund to the Investment Advisor pursuant to the Advisory Agreement (the “Waived Fees”) and to pay to the Investment Advisor the amount of expenses reimbursed by the Investment Advisor under Section 1 hereof (the “Reimbursed Expenses”) for a period of three years following the year in which the expense was incurred, subject to the limitations provided in this Section. Such payment shall be made monthly, but only if the operating expenses of the Institutional Class shares of the Fund (exclusive of brokerage costs, interest, taxes and dividend and extraordinary expenses), without regard to such payment, are at an annual rate (as a percentage of the average daily net assets) of 1.39% or less. Furthermore, the amount of Waived Fees and Reimbursed Expenses paid by the Institutional Class shares of the Fund in any month shall be limited so that the sum of (a) the amount of such payment and (b) the other operating expenses of the Institutional Class shares of the Fund (exclusive of brokerage costs, interest, taxes and extraordinary expenses) does not exceed the lower of 1.39% or the expense limitation rate, if any, for the Fund that is in existence at the time of the payment. In no event will the Institutional Class shares of the Fund be obligated to pay any fees waived or deferred by the Investment Advisor or any expenses reimbursed by the Investment Advisor with respect to any other class or series of the Trust.

3. The Investment Advisor may elect in its discretion to terminate any fee waiver or expense reimbursement for any period following the date of expiration of this agreement, but no such termination shall affect the obligation (including the amount of the obligation) of the Fund to repay amounts of Waived Fees or Reimbursed Expenses with respect to periods prior to such termination.

4. A copy of the Certificate of Statutory Trust establishing the Trust is on file with the Secretary of State of Delaware, and notice is hereby given that this Agreement is executed by the Trust on behalf of the Fund by an officer of the Trust as an officer and not individually and that the obligations of or arising out of this Agreement are not binding upon any of the Trustees, officers or shareholders individually but are binding only upon the assets and property belonging to the Fund.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

Forward Funds

on behalf of its series

Forward Global Emerging Markets Fund (Institutional Class shares)		Forward Management, LLC

By:	/s/ J. Alan Reid, Jr.	By:	/s/ Mary Curran
Name:	J. Alan Reid, Jr.	Name:	Mary Curran
Title:	President	Title:	Secretary